J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

November 17, 2021

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan Inflation Managed Bond ETF, the JPMorgan International Research Enhanced Equity ETF, the JPMorgan Market Expansion Enhanced Equity ETF, and the JPMorgan Realty Income ETF

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 328

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on September 24, 2021 with respect to the filing made on August 11, 2021 related to the JPMorgan Inflation Managed Bond ETF (the “Inflation Managed ETF”), the JPMorgan International Research Enhanced Equity ETF (the “International Research ETF”), the JPMorgan Market Expansion Enhanced Equity ETF (the “Market Expansion ETF”), and the JPMorgan Realty Income ETF (the “Realty Income ETF”) (each a “Fund,” and collectively, the “Funds”). For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Funds’ Registration Statement. Except as otherwise noted below, we will incorporate the changes referenced below into the Funds’ Registration Statement.

ADMINISTRATIVE COMMENTS

Comment 1: Please confirm supplementally that the Trust intends to file a registration statement for each Fund on Form N-14 in connection with the merger of the predecessor mutual funds into the Funds (the “Merger”).

Response: The Trust confirms that it intends to file a registration statement for the Funds on Form N-14 in connection with the merger.

Comment 2: Please confirm supplementally that the Trust will not sell shares of the Funds until it has addressed any material comments issued by the SEC Staff in relation to any registration statement filed on Form N-14 in connection with the Merger.

Response: We agree to work with the SEC Staff on material comments to the Form N-14; however, please note that the Form N-14 filing will be made pursuant to Rule 488.

Comment 3: Please update the series information on EDGAR with each Fund’s Class IDs and tickers.

Response: The update for each Fund will be made prior to its launch.

PROSPECTUS COMMENTS

Comment 4: Please provide supplementally completed fee tables and expense examples prior to the effective date of the Funds.

Response: The completed fee and expense tables will be provided to the SEC staff prior to the effectiveness of each 485(b) Amendment.

Comment 5: In relation to the Inflation Managed ETF, please advise supplementally why the Fund has acquired fund fees and expenses (“AFFEs”). Are the AFFEs linked to investments in affiliated money market funds referenced in footnote 1 to the Fund’s expense table?

Response: The AFFEs of the Inflation Managed ETF stem from its investments in affiliated money market funds, which are the same money market funds referenced in footnote 1 to the Inflation Managed ETF’s expense table.

Comment 6: Please confirm supplementally that none of the Funds’ fee waivers are subject to recoupment.

Response: The Trust confirms that none of the Funds’ fee waivers are subject to recoupment.

Comment 7: For each Fund, please include additional disclosure specifying the types of environmental, social, and corporate governance (“ESG”) factors that the Funds’ adviser considers, how it considers them, and the types of information it considers as part of its investment process.

Response: We respectfully acknowledge your comment; however, we believe the current ESG integration disclosure in the Risk/Return Summaries is appropriate. The disclosure is designed to reflect that the adviser integrates ESG into its investment processes to the extent those factors are financially material. The disclosure related to ESG integration is not provided in response to Item 9(b)(1), which requires the Fund to describe its principal investment strategy, but rather the disclosure relates to Item 9(b)(2), which requires the Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b) (not just Item 9(b)(1)). As a result, we believe the current disclosure is appropriate and in compliance with Form N-1A, and that it is not misleading to provide a summary of the adviser’s investment process in each “What are the Fund’s main investment strategies” section, as it provides information to shareholders as to how the adviser decides which securities to buy and sell. We believe the level of detail explaining the integration of the ESG factors into the investment process of each Fund is appropriate and proportionate to its role within the broader context of the investment processes used by the Funds’ adviser to decide which securities to buy and sell.

Comment 8: In order to help the SEC Staff better understand how ESG considerations are integrated into the Trust’s investment process, please provide one or two examples in correspondence, based on a Fund’s current portfolio, of the ESG considerations made by the adviser and how those considerations factored into the overall investment process of the predecessor mutual funds.

Response: As requested, the following provides examples of how the ESG considerations are factored into a Fund’s investment process. Specifically, we are giving examples with respect to the existing JPMorgan Inflation Managed Bond Fund, a series of JPMorgan Trust I, because the Inflation Managed ETF has no history. The investment process disclosure for the JPMorgan Inflation Managed Bond Fund provides as follows:

“The adviser buys and sells securities and investments for the Fund based on its view of individual securities and market sectors. Taking a long-term approach, the adviser looks for individual fixed income investments that it believes will perform well over market cycles. The adviser is value oriented and makes decisions to purchase and sell individual securities and instruments after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, duration, liquidity, legal provisions and the structure of the transaction. As part of its investment process, the adviser considers certain environmental, social and governance factors that it believes could have a material negative or positive impact on the risk profiles of certain securities or countries in which the Fund may invest. These determinations may not be conclusive and securities or countries that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.”

As indicated in the disclosure, the adviser considers certain ESG factors that it believes could have a material negative or positive impact on the risk profiles of certain securities in which the Fund may invest. Please note that this consideration is part of the adviser’s larger investment process and, securities “that may be negatively impacted by such factors may be purchased and retained by the Fund while the Fund may divest or not invest in securities of issuers that may be positively impacted by such factors.”

As part of its consideration of social factors that the adviser considered to have a material negative impact on the risk profiles of certain companies, the JPMorgan Inflation Managed Bond Fund determined not to invest in a pharmaceutical distributor due to its role in distributing prescription pain killers and instead overweighted a different health care company as such alternative company’s business mix, in the adviser opinion, was subject to fewer negative social implications that might have a material negative impact on the company. Similarly, governance issues were a consideration prompting the adviser to sell debt securities of a company due a data breach and the company’s response. This was the result of the adviser’s belief that the breach and response negatively impacted the risk profile of the company.

Comment 9: In relation to the Inflation Managed ETF and the “Market Expansion” ETF, please advise how those Funds will value derivatives for the purposes of their respective 80% policies.

Response: Derivatives currently are not included in the numerator for purposes of determining compliance with each Fund’s 80% policy.

Comment 10: For each Fund that includes the “Industry and Sector Focus Risk” disclosure, if you are aware that the Fund will focus on a particular industry or sector, please add principal risk and strategy disclosure for those specific industries and/or sectors.

Response: Inflation Managed ETF

The predecessor mutual fund to the Inflation Managed ETF does not currently focus on any particular industry or sector.

International Research ETF

The predecessor mutual fund to the International Research ETF does not currently focus on any particular industry or sector.

Market Expansion ETF

The Market Expansion ETF does not intend to focus on any particular industry or sector. However, like the predecessor mutual fund the ETF’s investments will primarily be comprised of equity securities of companies within S&P 1000 Index, and, therefore, to the extent the index may be focused on a particular sector, the ETF’s investments may be also focused on a particular sector. The Market Expansion ETF believes that the risks of these investments are already disclosed in the Risk/Return Summary and, therefore, additional risk disclosure should not be added to the Industry and Sector Focus Risk.

Comment 11: For each Fund that includes the “Geographic Focus Risk” disclosure, if you are aware that the Fund will focus on a particular geographic area, please add principal risk and strategy disclosure for those particular geographic areas.

Response: Inflation Managed ETF

The predecessor mutual fund to the Inflation Managed ETF does not currently focus on any particular geographic areas.

International Research ETF

The predecessor mutual fund to the International Research ETF currently focuses on the following geographic areas: Europe, Japan and Asia ex-Japan. The Fund’s prospectus currently discloses the principal risks of investing in these geographic areas, and the Fund’s strategy disclosure currently states: “The Fund seeks to outperform the MSCI Europe, Australasia, Far East (EAFE) Index (net of foreign withholding taxes) (the Index) over time while maintaining similar risk characteristics, including sector and geographic risks. In implementing its strategy, the Fund primarily invests in securities included within the universe of the Index.” In addition, the following will be added as the last sentence of the second paragraph of the “What are the Fund’s main investment strategies?” section: “The Fund only invests in the securities of companies located in developed markets.” Corresponding revisions will be made in the Item 9 disclosure.

Comment 12: In the performance presentation for each Fund, please disclose that, had the predecessor mutual fund been structured as an exchange-traded fund (“ETF”), its performance may have differed.

Response: The requested change will be made.

Comment 13: In each of the ETFs’ prospectuses, we note that the Trust states that the Merger does not require the approval of the shareholders of either the Funds or the predecessor mutual funds. Please provide support for your position in correspondence.

Response: The Funds intend to effect the Merger in reliance on Rule 17a-8 under the 1940 Act. Rule 17a-8 provides that shareholder approval of the Merger by the predecessor mutual funds is not required if the following conditions are met (defined terms used in this response but not defined herein have the meanings ascribed to them in Rule 17a-8):

(i)

No policy of the Merging Company that under section 13 of the 1940 Act could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a policy of the Surviving Company; This condition will be met because the Funds have adopted all of the same such policies of the predecessor mutual funds.

(ii)

No advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract; This condition will be met because the Funds have entered into advisory contracts that are not materially different from the advisory contracts of the predecessor mutual funds.

(iii)

Directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; This condition will be met because the JPMorgan Mutual Funds and ETFs are currently in the process of unifying their boards, such that the board members of the predecessor mutual funds and the Funds will be the same at the time that the Merger is considered for board approval.

(iv)

Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the Merging Company pursuant to such a plan. This condition will be met because the Funds will not pay any such fees.

The organizational documents of, and the state laws that govern, the Funds and the predecessor mutual funds do not require shareholder approval of the Merger.

Comment 14: On pages 7 and 8 of the Inflation Managed ETF’s prospectus, you include what appears to be duplicative paragraphs related to sub-prime mortgage securities. Please consider removing one paragraph.

Response: The requested change will be made.

Comment 15: In each of the ETF’s prospectuses except for the Realty Income ETF, there is a derivatives risk disclosure referencing short sales. Please advise whether the Inflation Managed ETF, the International Research ETF, or the Market Expansion ETF will engage in short sales. If not, please advise or revise.

Response: The risk disclosure related to short sales will be removed.

Comment 16: In each ETF’s disclosure on derivative investments, there is a reference to segregating or earmarking assets. Please ensure to revise the disclosure in each prospectus and SAI to reflect Rule 18f-4’s requirements prior to August 19, 2022.

Response: We will revise the derivatives disclosure in the prospectuses as necessary to reflect Rule 18f-4 of the 1940 Act prior to August 19, 2022 (the “New Derivatives Rule”). However, because the implications of the New Derivatives Rule are still being analyzed for the Funds, those changes will not be reflected in the upcoming Rule 485(b) filing. We further note that Part II of each SAI currently contains disclosure addressing the requirements of the New Derivatives Rule and its compliance date.

Comment 17: On page 15 of the Inflation Managed ETF’s prospectus, under the market trading risk disclosure, part of the disclosure reads as follows: “Given the nature of the relevant markets for certain of the securities of the Fund, Shares may trade at a larger premium or discount to NAV than shares of other kinds of ETFs.” Please clarify what is meant by that disclosure.

Response: The disclosure will be revised to read as follows:

“Given the global nature of the relevant markets for certain of the securities for the Fund, Shares may trade at a larger premium or discount to NAV than shares of other kinds of ETFs.”

Comment 18: On page 2 of the Market Expansion ETF’s prospectus, there is a reference in the investment process section to a proprietary stock ranking system. Please describe the key features of this stock ranking system and clarify the sentence that states, “The rankings are then reviewed and adjusted ….” Please also clarify what the Fund means by “enhanced accuracy.”

Response: The disclosure will be revised to read as follows:

“… In managing the Fund, the adviser employs a process that ranks S&P 1000 Index stocks based on its proprietary stock ranking system. The proprietary ranking system seeks to rank stocks based on company financials, data science techniques, and proprietary fundamental analysis. The adjusted rankings …”

Comment 19: On page 1 of the International Research ETF’s prospectus, the investment strategy disclosure refers to investing in preferred stock, depositary receipts, privately placed securities, and real estate investment trusts. Please consider adding principal risk disclosures for these types of investments, otherwise, advise or revise.

Response: The International Research ETF’s 80% policy allows preferred stock, depositary receipts, privately placed securities, and real estate investment trusts to be included in the calculation of the 80% policy, but the International Research ETF will not invest principally in such instruments. Therefore, we do not believe it is necessary to make any changes to the International Research ETF’s disclosure.

Comment 20: On page 3 of the International Research ETF’s prospectus, there is a risk disclosure related to Japan Risk. Please consider whether Japan Risk should be expended to more clearly address demographic trends tied to an aging population and/or geopolitical developments associated with actual or potential conflicts with one or more countries in Asia.

Response: The following sentence in Japan Risk will be revised to read as follows:

International trade, government support of the financial services sector and other troubled sectors, government policy, natural disasters, an aging demographic and declining population and/or geopolitical developments associated with actual or potential conflicts with one or more countries in Asia could significantly affect the Japanese economy.

Corresponding revisions will be made in the Item 9 disclosure.

Comment 21: On page 13 of the International Research ETF prospectus, in the “More about the Fund” section, there is risk disclosure related to China Region Risk. We note the following specific disclosure:

1)	In the third to last paragraph, the disclosure states that at times there is a high correlation between Chinese and Taiwanese markets.

2)	The last sentence states that, if China region securities fall out of favor, it may cause the Fund to underperform other funds that do not focus in the China region.

This Fund does not appear to have a principal investment strategy of investing in either Chinese or Taiwanese investments. Please advise or revise. If the Fund does invest in Chinese investments, please also disclose the primary ways that the Fund gains exposure to Chinese companies.

Response: The Fund does not consider investing in the Chinese and Taiwanese markets to be one of its principal investment strategies. Accordingly, China Region Risk will be deleted from the prospectus.

Comment 22: In relation to the Realty Income ETF, we note that there is disclosure related to high portfolio turnover risk. Please disclose that the Fund may engage in frequent trading in the Fund’s principal investment strategy section.

Response: After reviewing the Fund’s current turnover, we have determined that this risk disclosure will be removed in the 485(b) amendment.

Comment 23: On page 5 of the Realty Income ETF’s prospectus, it is unclear why the Main Investment Strategies disclosure includes reference to other investment companies, ETFs, and money market funds when this is not mentioned in the Fund’s principal investment strategies disclosure. Please advise or revise. If these investments are principal strategies of the Fund, please include principal strategy and risk disclosure, and consider whether a row should be added to the Fund’s expense table for AFFEs.

Response: These investment strategies are not principal strategies of the Fund and will be removed from the Main Investment Strategies disclosure and added to the Additional Investment Strategies disclosure on page 6 of the Realty Income ETF’s prospectus.

Comment: 24: On pages 5 and 6 of the Realty Income ETF’s prospectus, in the Main Investment Strategies and Additional Investment Strategies sections, we note that there is disclosure which states that the Fund may utilize various types of investments, “…some of which may be equity securities….” However, the Fund does not include principal risk disclosure for equity securities. Please advise or revise.

Response: We respectfully note that Equity Market Risk is already included as a primary risk of the Realty Income ETF.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Secretary